UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Switch, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of class of securities)

87105L104

(CUSIP number)

December 31, 2018

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87105L104	SCHEDULE 13G	Page 2 of 6 Pages

1.	Name of Reporting Person: Rob Roy
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐ Not applicable
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power: 43,598,687 (1)(2)
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 43,598,687 (1)(2)
	8.	Shared Dispositive Power: 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 43,598,687 (1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐
11.	Percent of Class Represented By Amount In Row (9): 45.6% (3)
12.	Type of Reporting Person: IN

(1)

Includes Common Units and associated shares of Class C common stock. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class C common stock was issued for each Common Unit. The shares of Class C common stock: (i) confer only voting rights (ten votes per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 1,266 Restricted Stock Units (“RSUs”) that vest within 60 days of December 31, 2018, and are to be settled in equal number shares of Class A common stock of the Issuer, (ii) fully vested stock options to acquire 583,728 shares of Class A common stock; (iii) 7,759,395 Common Units and associated Class C common stock of the Issuer, some of which are subject to forfeiture; and (iv) 35,185,252 Common Units and associated Class C common stock held by an affiliated entity over which Mr. Roy and his spouse have voting and dispositive control over, and full pecuniary interests in. Does not include options or RSUs that will be unvested as of 60 days after December 31, 2018.

(3)

Based upon 52,083,493 shares of the Issuer’s Class A common stock outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 and the securities deemed beneficially owned by the Reporting Person. The total securities currently deemed beneficially owned by Mr. Roy represent approximately 67.9% of the total voting power of the Issuer.

CUSIP No. 87105L104	SCHEDULE 13G	Page 3 of 6 Pages

Item 1.	(a) Name of Issuer:

Switch, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

7135 S. Decatur Boulevard

Las Vegas, NV 89118

Item 2.	(a) Name of Person Filing:

Rob Roy

(a)    Address or Principal Business Office or, if none, Residence:

C/O Switch, Inc.

7135 South Decatur Boulevard

Las Vegas, NV 89119

(b)    Citizenship or Place of Organization:

United States

(c)    Title of Class of Securities:

Class A common stock

(d)    CUSIP Number:

87105L104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐    Broker or dealer registered under Section 15 of the Exchange Act;

(b)    ☐    Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)    ☐    Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)    ☐    Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)    ☐    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    ☐    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)    ☐    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)    ☐    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)    ☐    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)    ☐    A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)    ☐    Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 4 of 6 Pages

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following describes the beneficial ownership of Class A Common Stock by Mr. Roy as of December 31, 2018:

(a)Amount beneficially owned:	43,598,687		(1	)(2)(3)
(b)Percent of class: Percent of voting power:	45.6 67.9	% %	(4	)(4)(5)
(c)Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:	43,598,687		(2	)(3)
(ii) Shared power to vote or to direct the vote:	0
(iii) Sole power to dispose or to direct the disposition of:	43,598,687		(2	)(3)
(iv) Shared power to dispose or to direct the disposition of:	0

(1)

Includes Common Units and associated shares of Class C common stock. The Common Units are redeemable on a one-for-one basis for shares of Class A common stock, or, at the election of the Issuer, cash equal to a volume weighted average market price of a share of Class A common stock. The Common Units have no expiration date. One share of the Issuer’s Class C common stock was issued for each Common Unit. The shares of Class C common stock: (i) confer only voting rights (ten votes per share) and do not confer any incidents of economic ownership to the holders thereof; and (ii) are forfeited and cancelled, on a one-for-one basis, without consideration, upon the redemption of Common Units for shares of Class A common stock, or cash, at the Issuer’s election.

(2)

Includes (i) 1,266 restricted stock units (“RSUs”) that vest within 60 days of December 31, 2018, and are to be settled in equal number shares of Class A common stock of the Issuer (see Footnote 3); (ii) fully vested stock options to acquire 583,728 shares of Class A common stock; (iii) 7,759,395 Common Units and associated Class C common stock of the Issuer, some of which are subject to forfeiture (see Footnote 3); and (iv) 35,185,252 Common Units and associated Class C common stock held by an affiliated entity over which Mr. Roy and his spouse have voting and dispositive control over, and full pecuniary interests in.

(3)

The RSUs described in Footnote 2, clause (i) are subject to vesting over four years as follows: 1,266 RSUs will vest on each of the four quarterly anniversaries of the closing of the Issuer’s initial public offering, beginning on January 11, 2019; and 2,532 RSUs will vest on each of the eight quarterly anniversaries thereafter, subject to continued service and acceleration upon certain events. The securities described in Footnote 2, clause (iii) above include 4,500,000 Common Units and associated Class C common stock of the Issuer that are subject to forfeiture during a vesting period of up to four years as follows: 187,500 vested or will on each of the first eight quarterly anniversaries of the closing of the Issuer’s initial public offering that occurred on October 11, 2017; and 375,000 will vest on each quarterly anniversary thereafter, subject to continued service and acceleration upon certain events.

(4)

Based upon 52,083,493 shares of the Issuer’s Class A common stock, and 151,615,727 shares of the Issuer’s Class B common stock, each outstanding as of November 1, 2018, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 14, 2018 and the securities deemed beneficially owned by the Reporting Person.

(5)

Mr. Roy has voting control over 42,944,647 shares of Class C common stock and 69,046 shares of Class A common stock (excluding stock options). Class C common stock confers voting rights of ten votes per share and Class A common stock confers voting rights of one vote per share. The total securities currently deemed beneficially owned by Mr. Roy represent approximately 67.9% of the total voting power of the Issuer.

CUSIP No. 87105L104	SCHEDULE 13G	Page 5 of 6 Pages

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person: Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.

Item 8.	Identification and Classification of Members of the Group: Not applicable.

Item 9.	Notice of Dissolution of Group: Not applicable.

Item 10.	Certifications: Not applicable.

CUSIP No. 87105L104	SCHEDULE 13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019	Rob Roy

/s/ Rob Roy